March 8, 2024

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington DC 20549

Attn: Lauren Pierce and Matthew Derby

Re: Miso Robotics, Inc.

Offering Statement on Form 1-A Filed February 16, 2024

File No. 024-12380

Ladies and Gentlemen:

Thank you for the opportunity to respond to your comments in the letter dated March 1, 2024 from the staff of the Division of Corporate Finance (the “Staff”) the regarding the Offering Statement on Form 1-A of Miso Robotics, LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed February 16, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Years Ended December 31, 2021 and 2022

Results of Operations, page 24

1.	We note your expanded disclosures in response to prior comment 8. Please address the following items:

Your disclosure on page 24 states that you issued credits to 13 of your 21 customers. We further note you disclose the issuance of credits in interim 2023 on page 27. Please tell us the nature of these credits that you issued to your customers and expand your Revenue Recognition policy to address these credits.

Page 24 has been updated to include the nature of the credits that we issued to customers. Further, our Revenue Recognition policy has been updated to address these credits.

On page 27, we note your disclosure that general and administrative expenses included payroll, employee travel expenses, and professional fees. Further, based on the quantifications provided in your disclosure for professional fees and travel expenses, it appears that the majority of the increase is related to payroll. In consideration of your Cost Reductions disclosures on page 27, provide disclosure to explain the significant increase in payroll that increased general and administrative expenses in the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Page 27 has been updated to provide disclosure to explain the significant increase in payroll that increased general and administrative expenses in the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

We repeat our prior comment to provide disclosure to explain the changes in cost of revenue period over period. For example, your disclosure on page 25 that, "As a result of the foregoing, [y]our cost of net revenue exceeded the net revenue generated" does not appear to explain the changes in cost of net revenues period over period.

Page 25 has been updated to explain the changes in cost of net revenues period over period

Security Ownership of Management and Certain Securityholders, page 36

2.	We note your response to prior comment 11 and reissue. Please revise your beneficial ownership table to include all executive officers and directors. Refer to Item 12(a)(1) of Form 1-A. In addition, disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by each of the entities identified.

Our beneficial ownership table has been updated to include all executive officers and directors.

Notes to the Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue Recognition , page F-11

3.	We note your expanded disclosure on page 25 in response to prior comment 7 that under Inventory, you state that your revenue model was changed from building units for sale in 2021 to holding units for lease in 2022. Please explain why your revenue recognition policy does not address this change. In addition, explain why your disaggregated revenue table reflects the same disaggregated revenue sources in 2022 and 2021.

We have expanded our disclosure on page 25 to address the changes in our management of inventory. In addition, Revenue Recognition on page F-11 has been updated to accurately address this change. Finally, our disaggregated revenue table has been updated.

4.	It is unclear how you have responded to prior comment 13. In this regard, it does not appear that you have made any changes to your revenue recognition policy on page F-11 or page F-33. Your response states that your business is a "Hardware as a Service" model. However, your revenue recognition policy instead states you have a "Software as a service (SaaS)" model and software usage fees are your largest source of revenue based on the disaggregation of revenue table on page F-12. Please advise or revise. Further, we note you continue to refer to "leasing" Flippy units to your customers (for example on page 19). Please provide consistent disclosure throughout your filing related to your type of arrangements. Clarify if you follow ASC 606 or 842. We repeat our prior comment 13 to expand your disclosure on page 19 under Principal Products and Services to explain your types of arrangements with your customers that currently generate revenue.

We have revised our revenue recognition policy on page F-11 or page F-33. Further, we have expanded disclosure on page 19 to explain the types of arrangements we have with customers that currently generate revenue.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Miso Robotics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Richard Hull

CEO

Miso Robotics, Inc.